FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 5, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2009.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2009 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2010

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

Year-end report 2009

SEK

Record-high lending benefits the Swedish export industry in 2009

January-December 2009

•                  The volume of new customer financing amounted to Skr 122.5 billion for the full year 2009 (12M08: Skr 64.9 billion)

•                  The volume of outstanding offers for new credits as of December 31, 2009, amounted to Skr 84.5 billion (Y-e 2008: Skr 27.4 billion)

•                  New borrowing amounted to Skr  111.8 billion for the full year 2009 (12M08: Skr 86.1 billion)

•                  Operating profit (IFRS) for the full year 2009 amounted to Skr 2,368.6 million (12M08: Skr 185.2 million)

•                 Net profit for the year (IFRS) amounted to Skr 1,727.3 million (12M08: Skr 143.9 million)

•                  Adjusted operating profit (Core Earnings) for the full year 2009 amounted to Skr 1,599.3 million (12M08: Skr 833.9 million)

•                 The Board of Directors has resolved to propose the Annual General Meeting that dividend will be made with Skr 518 million (0).

Fourth quarter of 2009

•                  The volume of new customer financing amounted to Skr 38.5 billion in the fourth quarter (4Q08: Skr 23.6 billion)

•                  Operating profit (IFRS) amounted to Skr 693.8 million in the fourth quarter (4Q08: Skr -191.6 million)

•                  Adjusted operating profit (Core Earnings) amounted to Skr 337.1 million in the fourth quarter (4Q08: Skr 369.9 million)

Download the report at www.sek.se

Additional information about SEK, including
investor presentations and the Annual Report
for 2008, is available at www.sek.se

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions that benefits the Swedish export economy. SEK encourages the development of Swedish industry and engages in financial activities both in Sweden and internationally. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

					Restated
	Oct - Dec,		July - Sep,		Oct - Dec,		Jan - Dec,		Jan - Dec,		Jan - Dec,
	2009		2009		2008 (a)		2009		2008		2009
(Amounts (other than %) in mn)	Skr		Skr		Skr		Skr		Skr		USD (7)

Results
Operating profit (IFRS) (1)	693.8		319.0		-191.6		2,368.6		185.2		328.4
Pre-tax return on equity (IFRS) (2)	26.7%		12.3%		Neg.		22.8%		3.9%		22.8%
After-tax return on equity (IFRS) (2)	19.7%		9.0%		Neg.		16.8%		2.8%		16.8%

Adjusted operating profit (Core Earnings) (3)	337.1		344.2		369.9		1,599.3		833.9		221.7
Pre-tax return on equity (Core Earnings) (2)	12.5%		12.7%		29.8%		14.8%		16.8%		14.8%
After-tax return on equity (Core Earnings) (2)	9.2%		9.4%		21.4%		10.9%		12.1%		10.9%

Customer operations
New customer financing (4)	38,470		25,711		23,648		122,476		64,890		16,981
of which offers for new credits accepted by borrowers	38,169		25,711		23,347		121,465		63,591		16,841
Credits, outstanding and undisbursed (4), (5)	230,947		203,379		180,109		230,947		180,109		32,020

Borrowing
New long-term borrowings (6)	20,880		42,543		18,060		111,831		86,136		14,904
Outstanding senior debt	324,795		317,146		309,468		324,795		309,468		45,032
Outstanding subordinated debt	3,143		3,264		3,324		3,143		3,324		436

Total assets	371,588		368,159		370,014		371,588		370,014		51,520

Capital
Capital adequacy ratio, including Basel I based additional requirements	18,7	%(9)	18,0	%(9)	15,5	%(9)	18,7	%(9)	15.5	%(9)	18,7	%(9)
Capital adequacy ratio, excluding Basel I based additional requirements	19,8	%(8)	19,8	%(8)	21,4	%(8)	19,8	%(8)	21.4	%(8)	19,8	%(8)
Adjusted capital ratio adequacy, excluding Basel I based additional requirements	20,7	%(8)	20,7	%(8)	22,3	%(8)	20,7	%(8)	22.3	%(8)	20,7	%(8)

(a) See Note 34 in the Form 20F.

The notes that the footnote markers in the above table refer to are contained in Supplemental Information.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at December 31, as the case may be, and in matters concerning flows, amounts refer to the twelve-month period ended on December 31, or to the three-month periods ended December 31 or September 31, as the case may be. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Record-high lending benefits the Swedish export industry in 2009

In 2009 SEK successfully secured access to long term financing for the Swedish export industry, with lending volumes at record high levels. The volume of new customer financing increased by 89 percent compared with 2008. During the year SEK has been able to continue to meet the demand for financing by the Swedish export industry, despite the crisis in the world’s financial markets.

The major lack of liquidity in international financial markets contributed to a significant increase in demand for financing from SEK. The new lending volumes were their highest ever and in many cases SEK’s involvement was essential for export deals to take place. The Swedish government and Parliament’s decision in December 2008 to strengthen SEK’s lending capacity has greatly contributed to secure financing for the Swedish export industry.

The volume of new customer financing in 2009 amounted to Skr 122.5 billion, the highest-ever figure and an increase of Skr 57.6 billion compared with 2008. The increase in lending has taken place within the framework of SEK’s conservative business model based on low risk-taking.  During the fourth quarter the volume of new customer financing amounted to Skr 38.5 billion, an increase of 63 percent on the same period 2008.

At the end of 2009 the total amount of credits was Skr 230.9 billion, of which 46.3 billion was committed though not yet disbursed. The outstanding volume of offers for credits at the end of 2009 was Skr 84.5 billion (Y-e 2008: Skr 27.4 billion).

The demand for export credits was very high during the year and new lending agreements for export credits were signed for Skr 54.0 billion in 2009. The cooperation with Swedish and international banks to arrange export credits has worked well. The state supported export credit system CIRR (Commercial Interest Reference Rate), which provides exporters’ customers’ access to credits with a favorable fixed rate has been very important for Swedish exporters during the year.

Other lending for exporters excluding export credits has been high during the year and amounted to Skr 45.8 billion.

SEK’s subsidiary, SEK Securities, has played an important role in 2009 and arranged capital market transactions for a number of large Swedish corporations.

New customer financing

(Skr billion)

	Jan-Dec, 2009		Jan-Dec, 2008

Lending for exporters	99.8		39.5
Of which Export credits	54.0		26.8
Lending to other corporates	0.7		1.9
Lending to the public sector	14.8	(2)	8.1
Lending to the financial sector (3)	6.2		14.1
Syndicated customer transactions	1.0		1.3
Total	122.5	(1)	64.9

(1) Of which Skr 38.8 billion (Y-e 2008: Skr 7.7 billion) has not yet been disbursed.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placement.

(3) For the promotion of financing of small and medium-sized export firms.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Successful funding provides reassurance for the Swedish export industry

SEK’s funding operations have been very successful during 2009. New long term borrowing amounted to Skr 111.8 billion over the year. This was a key factor in SEK’s ability to offer financing to Swedish exporters despite the difficult market conditions.

SEK carried out a total of 617 funding transactions during the year and the volume of new borrowing amounted to Skr 111.8 billion, which was an increase of Skr 25.7 billion on 2008.

These high volumes of borrowing have meant that SEK has been able to cover its customers’ significantly increased demand for financing. Therefore SEK has not needed to use any part of the Skr 100 billion credit facility which the government provided SEK at the end of 2008.

Japan has traditionally been one of SEK’s key funding markets and provided SEK with 29 percent of its total new borrowing in 2009. The Japanese retail market, traditionally a stable market and therefore important in times of turmoil, accounted for a majority of SEK’s new borrowing in Japan.  In the fall of 2009 SEK issued its first Samurai bond since the 1980’s. A Samurai bond is a yen denominated plain vanilla bond issued in the domestic Japanese market by a non Japanese lender. The transaction amounted to JPY 100 billion.

In addition to the Japanese market SEK has also been successful in the European and US markets. European markets accounted for 29 percent of SEK’s total new borrowing during the year. In May SEK issued its largest ever bond. The bond was a five-year EUR 1.25 billion public benchmark issuance. The Swiss capital market was an active  market for SEK in 2009. Over the year SEK issued approximately ten Swiss franc-denominated bonds with long maturities.

The US market provided SEK with 24 percent of its total new borrowing in 2009. It was mainly the retail bond market that contributed to the high borrowing volumes. In September SEK completed its largest dollar-denominated bond issuance ever, a five-year USD 1.5 billion global benchmark bond issuance. It was SEK’s first global benchmark transaction in US-dollars since September 2007 and 60 percent of the bonds were sold to US investors.

New borrowing
Long-term borrowing (Skr billion)

Markets, 2009

Products, 2009

Comments to the consolidated financial accounts

Income statement and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit as calculated under IFRS that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

The Core Earnings is a supplementary metric to operating profit (IFRS). The calculation of Operating profit (IFRS) requires SEK to mark-to-market positions even though they are economically hedged or SEK has the intention and ability to hold the relevant assets or liabilities to maturity. Adjusted operating profit (Core Earnings) does not reflect the mark-to-market valuation effects.

Performance measurement and return on equity

			Restated
	Oct-Dec,	July-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
(Skr mn)	2009	2009	2008 (a)	2009	2008
Operating profit (IFRS)	693.8	319.0	-191.6	2,368.6	185.2
Elimination for change in market valuation according to IFRS (Note 2)	-356.7	25.2	561.5	-769.3	648.7
Adjusted operating profit (Core Earnings)	337.1	344.2	369.9	1,599.3	833.9
After-tax return on equity (IFRS)	19.7%	9.0%	Neg.	16.8%	2.8%
After-tax return on equity (Core Earnings)	9.2%	9.4%	21.4%	10.9%	12.1%

(a)  See Note 1.

January-December 2009

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 2,368.6 million (12M08: Skr 185.2 million), an increase of 1,179 percent. The increase in operating profit (IFRS) was mainly due to an increase in net results of financial transactions of Skr 1,560.0 million, an increase in net interest revenues of Skr 451.0 million and a decrease in impairment of financial assets of Skr 274.0 million. These increases were partially offset by increased administrative expenses.

Market valuation effects under IFRS

The net result of financial transactions includes unrealized changes in market valuation amounting to Skr 769.3 million (12M08: Skr -648.7 million). The increase in unrealized market valuation was mainly attributable to the changes  in credit spreads on assets, which affected the unrealized value of the assets negatively at the height of the financial crisis but have now largely reversed  to levels prevailing before the financial crisis (e.g 2008) started. Furthermore  the unrealized losses of currency swaps, pursuant to which SEK initially exchanges USD to EUR, decreased during 2009 (as compared to 2008).

Adjusted operating profit (Core Earnings)

Core Earnings amounted to Skr 1,599.3 million (12M08: Skr 833.9 million), an increase of 92 percent. The increase in Core Earnings was mainly related to an increase in net interest revenues of Skr 451.0 million, a decrease of impairment of financial assets of Skr 274.0 million and an increase in the net result of financial transactions before fair value changes of Skr 142.0 million. These increases were partially offset by increased administrative expenses.

Net profit for the period (after tax)

Net profit for the period (after tax) amounted to Skr 1,727.3 million (12M08: Skr 143.9 million).

Net interest revenues

Net interest revenues totaled Skr 1,994.3 million (12M08: Skr 1,543.3 million), an increase of  29 percent. The increase was mainly due to increased average volumes but also reflected increased average margins of debt-financed assets, particularly in the credit portfolio. The increase in equity that SEK received during December, 2008, also contributed positively to the increase in net interest revenues, by permitting new lending not financed  by debt.

The average margin on debt-financed assets amounted to 0.52 percent (12M08: 0.49 percent), an increase of  6 percent. The margins on currency swaps which in normal times are very modest, also contributed materially to net interest revenues. The contribution was mainly  realized in the first half of 2009 (compared to the corresponding period in 2008, when the financial crisis had not yet deepened). Furthermore, SEK generated higher margins in its granting of credits during the financial crisis because premiums charged to borrowers related to business risk were significantly higher than in the past.

The average volume of debt-financed assets amounted to Skr 313.5 billion during 2009 (12M08: Skr 269.5 billion), an increase of 16 percent compared with 2008. The increase in volumes occurred mainly in the credit portfolio related to that SEK was one of the few available sources of financing in the Swedish credit market during the early part of 2009. As is noted above, in December 2008, SEK received additional risk capital from its sole shareholder, the Swedish state, to assist Swedish export companies with financing.

Net results of financial transactions

Net results of financial transactions totaled Skr 1,103.1 million in 2009 (12M08: Skr -456.9 million), of which Skr 333.8 million (12M08: Skr 191.8 million) related to realized gains on repurchased debt and  net currency exchange effects and Skr 769.3 million (12M08: Skr -648.7 million) related to unrealized changes in market valuation according to IFRS. The increase in realized changes in market valuation was primarily attributable to gains on the repurchase of own debt. The increase in unrealized market valuation was primarily attributable to the changes in credit spreads on assets, which affected the unrealized value of the assets negatively at the height of the financial crisis but have now largely reversed to levels prevailing before the financial crisis started.  Furthermore, unrealized losses on currency swaps, pursuant to which SEK initially exchanges USD to EUR, decreased during 2009 (as compared to 2008).

Personnel expenses and Other expenses

Personnel expenses totaled Skr 312.2 million in 2009 (12M08: Skr 228.5 million) and other expenses totaled Skr 159.0 million (12M2008: Skr 112.5 million). The cost increase is attributable to the business growth, the acquisition of Venantius and increased costs related to development and efficiency of internal controls linked to government requirements and regulations. The personnel costs include an estimated cost of the overall incentive system of Skr 22.8 million (12M08: Skr 19.3) for 2009. The general incentive scheme for employees is based on the adjusted operating profit (Core Earnings). In accordance with the owner’s guidelines, SEK’s incentive system is designed so that senior executives are not covered. The personnel costs also include a provision amounting to approximately SKr 25 million made in connection with final settlement of Venantius’ activities.

The Swedish Financial Supervisory Authority has in December decided upon new regulations (FFFS 2009:6) regarding remuneration policies in companies under its supervision. SEK is presently evaluating how the regulation should be applied and will describe this in the annual report for 2009.

Impairment of financial assets

Net impairments of financial assets recorded in 2009 amounted to Skr  283.0 million (12M08: Skr 557.0 million). These write-downs consist mainly of additional provisions for expected losses on financial assets for which impairments have initially been recorded in 2008. The relevant investments consist of two asset-backed securities with significantly impaired credit ratings, as to which the additional impairment during the period amounted to Skr 217.9 million (12M08: Skr 135.0 million), additional provisions related to exposures on Glitnir Bank amounting to Skr 70.0 million (12M08: Skr 389.0 million) and a new provision of Skr 85.0 million (12M08: Skr 0.0 million) that is not linked to a specific counterparty. The impairments were offset by net reversal of reserves  amounting to Skr 131.7 million (12M08: Skr 0.0) million in connection with the sale of the subsidiary Venantius’ credit portfolio. There are no outstanding loans related to Venantius after the sale.

Assets that are individually assessed to be impaired have been written down by a total of approximately 68 percent of their combined total book value.

Fourth quarter 2009

Operating profit (IFRS)

Operating profit (IFRS) for the fourth quarter of 2009 amounted to Skr 693.8 million (4Q08: Skr -191.6 million). The increase in operating profit (IFRS) compared to the same period of the previous year was mainly due to fair value changes related to the marking to market of financial assets and liabilities and related derivatives, but also to a lower level of  impairments related to expected credit losses.

Market valuation effects under IFRS

Unrealized market valuation effects included in the calculation of operating profit (IFRS) for the fourth quarter amounted to Skr 356.7 million (4Q08: Skr -561.5 million). The increase in unrealized market valuation effects during the fourth quarter of 2009, compared to the loss during the same period of the previous year, was mainly related to credit spreads on assets that negatively affected the unrealized value on assets during the financial crisis, and now has been largely reversed  to the level prevailing before the financial crisis started.

Adjusted operating profit (Core Earnings)

Core Earnings for the fourth quarter amounted to Skr 337.1 million (4Q08: Skr 369.9), a decrease of 9 percent. The decrease in Core Earnings was mainly due to a decrease in net interest revenues, a decrease in net results of financial transactions before fair value changes due to lower gains on the repurchase of own debt, and an increase in personnel expenses and other expenses. However, this was partly offset by a decrease in write-downs on financial assets during the fourth quarter 2009 compared with the same period 2008.

Net interest revenues

Net interest revenues for the fourth quarter totaled Skr 458.8 million (4Q08: Skr 563.0 million), a decrease of 19 percent. Net interest revenues for the whole year 2009 increased compared to 2008, mainly due to higher volumes, and to lesser extent, improved margins. The decrease during the fourth quarter compared to the same period 2008 was due to the decreased effect of the favorable situation, where SEK borrows in US-dollar and then switches US-dollar to Euro to finance its credit and liquidity portfolio.  The higher margins during the fourth quarter 2008, due to the favorable market conditions as a result of the turbulent financial market conditions during the autumn 2008, have stabilized on a lower level during 2009.

Net results of financial transactions

The net results of financial transactions for the fourth quarter totaled Skr 384.2 million (4Q08: Skr -395.4 million).The significant improvement in the net result was due to a gain on unrealized changes in market valuation compared to a loss in the same period last year when  the credit spreads on assets during the financial crisis affected the unrealized value on assets negatively, but now has been largely reversed  to the level prevailing  before the financial crisis started.

Personnel expenses and Other expenses

Personnel expenses totaled Skr 109.2 million (4Q08: Skr 58.0 million) and other expenses totaled Skr 51.9 million (4Q08: Skr 37.9 million). The cost increase is attributable to the business growth, the acquisition of Venantius and increased costs related to development and efficiency of internal controls linked to government requirements and regulations. The personnel costs include a provision amounting to approximately SKr 25 million made in connection with final settlement of Venantius activities.

Impairment of financial assets

Impairments of financial assets amounted to  Skr 25.0 million during the fourth quarter (4Q08: Skr 262.0 million). The decrease of impairments recorded was primarily attributable to the fact that  the main provision  for the exposure to Glitnir Bank was recorded in the fourth quarter of 2008.

Restatement of 2008 results

As previously disclosed, SEK has restated its consolidated and parent company IFRS financial statements for 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value.  For additional information, see Note 1. This restatement affects the comparative figures for 2008 presented in this Year-End report.

For the period January 1 to December 31, 2008, operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009).

Balance sheet

Total assets and liquidity
SEK’s total assets totaled Skr 371.6 billion as of December  31, 2009, an increase  of  0.4 percent from the Skr 370.0 billion on the SEK’s balance sheet as of December 31, 2008. In total assets the credit portfolio increased with Skr 22.1 billion while the liquidity portfolio and the derivatives decreased with about the same amount (see Notes 5 and 7).

The total amount of credits outstanding and credits committed though not yet disbursed was Skr 230.9 billion at period-end, which was an increase of 28 percent from the 2008 year-end (Y-e 2008: Skr 180.1 billion). Of such amount, Skr 185.8 billion represented credits outstanding, an increase of 17 percent (Y-e 2008: Skr 158.7 billion). Of credits outstanding, Skr 14.4 billion (Y-e 2008: Skr 10.1 billion) represented credits in the S-system. For additional information about the S-system, see Note 8. In December, Venantius remaining loan portfolio was acquired by an external counterpart. Therefore, there are no outstanding loans related to Venantius at year-end.

The aggregate amount of outstanding offers for new credits totaled Skr 84.5 billion an increase of 208 percent from the 2008 year-end (Y-e 2008: Skr 27.4 billion). Of the aggregate amount of outstanding offers Skr 77.5 billion (Y-e 2008: Skr 21.2 billion) was related to the S-system. The increase in the volume of outstanding offers was due to favorable CIRR (Commercial Interest Reference Rate) interest rates, and the fact that the aggregate demand for export credits has increased because of the difficulty companies have had in receiving funding from Swedish and foreign banks.

An examination of SEK’s counterparty risk exposures as of the period under review shows a decrease in the relative share of our exposures to financial institutions and asset-backed securities. Of the total risk exposure at December 31, 2009, 44 percent (Y-e 2008: 59 percent) was to financial institutions and asset-backed securities; 40 percent (Y-e 2008: 25 percent) was to central governments and government export credit agencies; 6 percent (Y-e 2008: 6 percent) was to local and regional authorities; and 10 percent (Y-e 2008: 10 percent) was to corporates. SEK’s ultimate exposure to derivative counterparties is limited compared with the volume of derivatives shown as assets, since most derivatives are subject to collateral agreements. For additional information, see the table Counterparty Risk Exposures below.

SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to hedged risks. The gross values of certain balance sheet items, which effectively hedge each other (primarily derivatives and senior securities issued by SEK), require complex judgments regarding the most appropriate valuation techniques, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 7).

Liabilities and equity
As of December 31, 2009, the aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments were funded through maturity.

Changes in fair value in other comprehensive income

Changes in fair value not reported in the income statement but through other comprehensive income amounted to Skr 1,333.6 million (12M08: Skr 199.7 million) after tax, of which Skr 1,315.1 million (12M08: Skr -48.5 million) was related to available-for-sale securities and Skr 18.5 million (12M08: Skr 248.2 million) was related to derivatives in cash flow hedges. The change in fair value of the shares in Swedbank held by SEK (a change of Skr 1,262.1 million after tax) is included in the changes in fair value in the available-for-sale assets.

As of March, 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of such shares in Swedbank AB, which represent approximately 3.3 percent of Swedbank’s total and voting share capital. The number of shares is equal to 25,520,000. In June, 2009, SEK received a claim from SFAB challenging the agreement. According to SEK the claim is unfounded and therefore has been rejected. At October 26, 2009, SFAB has towards SEK announced additional claim, relating to the entire increase in market value of SEK’s possession of Swedbank shares (38,280,000 shares), which have an acquisition cost of Skr 1 billion. As of November 11, 2009, SFAB announced that they have initiated arbitrational proceedings. SEK’s previous conclusion, that the claim is unfounded, remains and nothing has been accrued for the claim.

Capital Adequacy
The capital adequacy ratio calculated according to Basel-II, Pillar 1, at December 31, 2009, was 19.8 percent (Y-e 2008: 21.4 percent) before taking into account  the effects of certain transitional rules described further below. After taking into account the effects of the transitional rules the capital adequacy ratio at December 31, 2009 was 18.7 percent (Y-e 2008: 15.5 percent), of which the Tier-1-ratio was 17.9 percent (Y-e 2008: 14.8 percent). Basel II, pillar I stipulates that the capital adequacy ratio must not be less than 8 percent, of which the Tier-1-ratio must not be less than 4 percent. For additional information, see the section Capital adequacy and counterparty risk exposures and Note 11 below.

Events after the balance sheet date

No events after the balance sheet date has occurred that is deemed needed to be reported.

Consolidated income statement (unaudited)

				Restated
		Oct-Dec,	July-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
(Skr mn)	Note	2009	2009	2008 (a)	2009	2008
Interest revenues		4,014.6	2,904.6	3,556.7	13,306.4	12,964.1
Interest expenses		-3,555.8	-2,459.3	-2,993.7	-11,312.1	-11,420.8
Net interest revenues		458.8	445.3	563.0	1,994.3	1,543.3

Commissions earned		3.2	8.0	10.7	26.2	34.7
Commissions incurred		-5.5	-9.8	-7.7	-26.4	-21.7
Net results of financial transactions	2	384.2	39.1	-395.4	1,103.1	-456.9
Other operating income		0.0	0.0	0.0	0.0	0.1
Operating income		840.7	482.6	170.6	3,097.2	1,099.5

Personnel expenses		-109.2	-63.6	-58.0	-312.2	-228.5
Other expenses		-51.9	-35.1	-37.9	-159.0	-112.5
Depreciations of non-financial assets		3.7	-8.5	-4.5	-11.1	-21.0
Recovered credit losses	3	35.5	0.1	0.2	36.7	4.7
Impairment of financial assets	3	-25.0	-56.5	-262.0	-283.0	-557.0
Operating profit		693.8	319.0	-191.6	2,368.6	185.2

Taxes	4	-196.6	-85.3	73.1	-641.3	-41.3
Net profit for the year (after taxes)		497.2	233.7	-118.5	1,727.3	143.9

(a) See Note 1.

Consolidated statement of comprehensive income (unaudited)

			Restated
	Oct - Dec,	July - Sep,	Oct- Dec,	Jan - Dec,	Jan - Dec,
Skr mn	2009	2009	2008 (a)	2009	2008
Profit for the period reported via income statement	497.2	233.7	-118.5	1,727.3	143.9
Other comprehensive income
Available for sale securities	184.5	922.1	21.0	1784.5	-63.1
Derivatives in cash flow hedges	46.3	-19.8	310.4	25.0	339.5
Tax effect	-60.7	-237.3	-92.0	-475.9	-76.7
Total other comprehensive income	170.1	665.0	239.4	1,333.6	199.7
Total comprehensive income	667.3	898.7	120.9	3,060.9	343.6

(a) See Note 1.

Consolidated balance sheet (unaudited)

(Skr mn)	Note	December 31, 2009	December 31, 2008
ASSETS

Cash in hand		0.0	0.0
Treasuries/government bonds	5, 6	11,717.4	1,494.7
Other interest-bearing securities except credits	5, 6	123,378.6	136,551.4
Credits in the form of interest-bearing securities	5, 6	87,499.1	63,609.3
Credits to credit institutions	3, 5, 6	41,179.7	48,399.6
Credits to the public	3, 5, 6	75,890.1	70,440.2
Derivatives	6, 7	22,654.1	38,929.1
Shares and participation	6	2,710.1	—
Property, plant, equipment and intangible assets		130.7	136.5
Other assets		1,962.9	4,341.7
Prepaid expenses and accrued revenues		4,465.3	6,111.7
TOTAL ASSETS		371,588.0	370,014.2

LIABILITIES AND EQUITY

Borrowing from credit institutions	6	4,049.9	3,310.0
Borrowing from the public	6	0.0	185.7
Senior securities issued	6	320,745.3	305,971.8
Derivatives	6, 7	22,567.3	39,414.6
Other liabilities		2,536.5	1,548.3
Accrued expenses and prepaid revenues		3,913.7	5,443.4
Deferred tax liabilities		1,123.8	387.1
Provisions		53.5	35.5
Subordinated securities issued	6	3,142.8	3,323.5
Total liabilities		358,132.8	359,619.9

Share capital		3,990.0	3,990.0
Reserves		1,364.8	31.2
Retained earnings		6,373.1	6,229.2
Net profit for the year		1,727.3	143.9
Total equity		13,455.2	10,394.3
TOTAL LIABILITIES AND EQUITY		371,588.0	370,014.2

COLLATERAL PROVIDED ETC.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		236.1	425.1

CONTINGENT ASSETS AND LIABILITIES	10	5.8	None

COMMITMENTS
Committed undisbursed credits	10	46,331.1	21,431.0

Consolidated statement of changes in equity (unaudited)

Consolidated group

	January - December, 2009
			Reserves
			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income	3,060.9		18.5	1,315.1		1,727.3
Closing balance of equity	13,455.2	3,990.0	180.0	1,184.8	6,373.1	1,727.3

Consolidated group

	January - December, 2008
			Reserves
			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,610.4	990.0	-86.7	-81.8	3,788.9
Comprehensive income	343.6		248.2	-48.5		143.9
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Closing balance of equity	10,394.3	3,990.0	161.5	-130.3	6,229.2	143.9

(1) 2,579,394 A-shares and 1,410,606 B-shares, with each A-share and each B-share having a par value of Skr 1,000, following a capital increase in late 2008. Before the capital increase, the number of A-shares was 640,000 and the number of B-shares was 350,000. The new equity amounting to Skr 3,000 million was paid to the Company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue was registered at the Swedish Companies Registration Office.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Consolidated statement of cash flows, summary (unaudited)

	Jan - Dec,	Jan - Dec,
(Skr mn)	2009	2008
Net cash used in (-)/provided by (+) operating activities	-39,367.4	31,094.1
Net cash used in (-)/provided by (+) investing activities	-4.3	563.6
Net cash used in (-)/provided by (+) financing activities	33,237.1	-18,098.1
Net decrease (-) /increase (+) in cash and cash equivalents (1)	-6,134.6	13,559.6

Net decrease (-)/increase (+) in cash and cash equivalents (1)	-6,143.3	13,472.8
Exchange rate difference in cash equivalents	8.7	86.8
Cash and cash equivalents at beginning of the year	23,771.1	10,211.5
Cash and cash equivalents at end of the year	17,636.5	23,771.1

(1) Cash and cash equivalents is defined as amounts that can be converted into cash within a near future. Thus, cash and cash equivalents comprises short-term assets for which the amount to be received by SEK is known in advance. Such short-term assets are included in the balance sheet in Credit to credit institutions.

Capital adequacy and counterparty risk exposures

Capital requirements

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2009 was 19.8 percent (Y-e 2008: 21.4 percent) before taking into account the effects of transitional rules (see below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2009 was 18.7 percent (Y-e 2008: 15.5 percent). The Tier-1-ratio as of December 31, 2009 was 17.9 percent (Y-e 2008: 14.8 percent). For SEK, the legal, formal capital requirement is expected to decrease, since new capital adequacy regulations better reflect the low risk in SEK’s credit portfolio. The full effect of the decreased capital requirement will not be reached until 2010.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 11 in this report and the Risk section of SEK’s Annual Report for 2008. The risks that are described  in the Annual Report for 2008 remains materially accurate as of the date hereof.

Capital Requirements in Accordance with Pillar I

Consolidated Group

	December 31, 2009		December 31, 2008
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardised Method	842	67	1,444	116
Credit Risk IRB Method	62,349	4,988	60,507	4,840
Currency Exchange Risks	0	0	—	—
Operational Risk	3,137	251	2,126	170
Total Basel II	66,328	5,306	64,077	5,126

Basel-I Based Additional requirement (1)	3,880	311	24,071	1,926
Total Basel II inkl. Additional Requirement	70,208	5,617	88,148	7,052

Total Basel I	87,760	7,021	97,942	7,835

(1) The item “Basel I Based Additional Requirements” is calculated in accordance with § 5 of the law (Law 2006:1372) on the implementation of the new capital adequacy requirements (2006:1371).

Capital Base

Consolidated Group

(Skr mn)	December 31, 2009	December 31, 2008
Primary Capital (Tier-1)	12,556	13,066
Supplementary Capital (Tier-2)	606	619
Of which:
Upper Tier-2	181	72
Lower Tier-2	425	547
Total Capital Base (2)	13,162	13,685

Adjusted Tier-1 Capital (3)	13,156	13,666
Adjusted Total Capital Base	13,762	14,285

(2) Total Capital Base, including expected loss surplus in accordance with IRB calculation. The Capital Base includes net profit for the period less expected dividends related to the period. The capital base has been reduced by the book value of shares in Swedbank AB, Skr 2,710 million, because the value exceeds 10 percent of the total capital.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of SEK’s state provided guarantee, amounting to Skr 600 million, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

Consolidated Group

			December 31, 2009		December 31, 2008
			Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement
Total Capital Adequacy			19.8%	18.7%	21.4%	15.5%
Of which:	Rel. To Tier-1		18.9%	17.9%	20.4%	14.8%
	Rel to suppl capital		0.9%	0.9%	1.0%	0.7%
	Of which:	Upper Tier-2	0.3%	0.3%	0.1%	0.1%
		Lower Tier-2	0.6%	0.6%	0.9%	0.6%
Adjusted total			20.7%	19.6%	22.3%	16.2%
Of which: Adjusted Tier-1			19.8%	18.7%	21.3%	15.5%

Capital Adequacy Quota (4)			2.48	2.34	2.67	1.94

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty risk exposures

Consolidated Group and Parent Company

(Skr billion)

					Credits & Interest-bearing				Undisbursed credits,
	Total				securities				Derivatives, etc
Classified by type of	Dec 31, 2009		Dec 31, 2008		Dec 31, 2009		Dec 31, 2008		Dec 31, 2009		Dec 31, 2008
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central Governments (1)	125.6	32	43.2	13	86.4	26	32.6	11	39.2	64	10.6	31
Regional governments	24.0	6	21.2	6	23.2	7	19.1	6	0.8	1	2.1	6
Government export credit agencies	33.5	8	41.4	12	30.0	9	33.3	11	3.5	6	8.1	24
Financial institutions	137.9	35	157.5	46	123.3	37	146.4	47	14.6	24	11.1	32
Asset backed securities	33.9	9	43.6	13	33.9	10	43.6	14	0.0	0	0.0	0
Retail (2)	0.0	0	0.1	0	0.0	0	0.1	0	0.0	0	0.0	0
Corporates	38.7	10	35.5	10	35.3	11	33.0	11	3.4	5	2.5	7
Total	393.6	100.0	342.5	100.0	332.1	100.0	308.1	100.0	61.5	100.0	34.4	100.0

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

(2) Retail exposures are as a whole related to exposures of Venantius AB.

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 31 December 2009 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. Ratings in the table as of 31 December 2008 are stated as the lowest rating from Standard & Poor’s and Moody’s. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Asset-backed securities held

Net exposures (Skr mn)

	December 31, 2009
									...of which	...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	6,072							6,072	6,072
Austria			61					61	61
Belgium	880							880	880
Denmark							413	413	413
France			396		22			418	418
Germany			1,212	86				1,299	1,299
Ireland	1,306						462	1,767	1,306	173	(2)			289	(2)
Japan			26					26	26
Netherlands	1,445		47				398	1,889	1,843	47	(2)
Portugal	478							478	478
Spain	1,497		238		354		649	2,738	1,892	371	(2)	475	(2)
United Kingdom	12,026	984						13,009	13,009
United States		518				330	3,683	4,531	3,012	1189	(2)					330	(1)
Total	23,703	1,501	1,980	86	376	330	5,605	33,582	30,708	1,780		475		289		330

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 353 million for these assets.

(2) Of these assets Skr 1,786 million still have the highest-possible rating from at least one of the rating institutions.

Net exposures (Skr mn)

	December 31, 2008
									...of which	...of which	...of which
		Credit	Auto		Consumer				rated	CDO rated	CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO		‘AAA’/‘Aaa’	‘B’/‘Caa3’	‘CC’/‘Caa3’
Australia	7,870							7,870	7,870
Belgium	930							930	930
Denmark							547	547	547
France			492		96			588	588
Ireland	1,603						496	2,099	2,099
Italy	156							156	156
Japan			53					53	53
Holland	1,869		124				600	2,593	2,593
Portugal	557							557	557
Spain	2,515		410		680		1,191	4,796	4,796
U.K.	14,042	1,426						15,468	15,468
Sweden				317				317	317
Germany			2,156	94				2,250	2,250
U.S.		547				615	4,051	5,213	4,598	365	250	(3)
Total	29,542	1,973	3,235	411	776	615	6,885	43,437	42,822	365	250

(3) This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 by Standard & Poor’s from ‘AAA’ to ‘CC’ and by Moody’s from ‘Aaa’ to ‘Caa3’. Due to the dramatic rating downgrade, the Company has analyzed the expected cash flows of the asset. Based on information known as of December 31, 2008, the Company has determined to write down the value of the asset by Skr 135 million.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Impairment and past due but not impaired credits
4	Taxes
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	S-system
9	Segment reporting
10	Contingent liabilities, contingent assets and commitments
11	Capital Adequacy
12	Events after the balance sheet date

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1 Applied accounting principles

Since January 1, 2007 SEK has applied International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.

This Year-End report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies.

The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report for 2008 with the following exceptions for the Consolidated Group: Amendments to IAS-1, “Presentation of Financial Statements” have resulted in the inclusion of “Statement of changes in Equity” and the previous “Statement of Recognized Income and Expenses” have been replaced by “Statement of Comprehensive Income”. The statement summarizes the comprehensive income transactions that have been previously reported in statement of changes in equity. The amendment does not impact the figures reported.

SEK has implemented IFRS 8, “Segment reporting” from January 1, 2009. In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than three percent of the Group’s total revenues and their operating profits amounted to less than two percent of the Group’s total operating profit, while less than two percent of the Group’s total assets were attributable to these two segments. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”.

SEK also adopted other required amendments to standards and improvements to IFRS effective January 1, 2009, with no material impact on the financial statements.

As of July 1, 2008, and October 1, 2008, SEK has reclassified assets to the category loans and receivables from the categories trading portfolio and assets available for sale. The reason for the reclassification was that those assets have been illiquid due to the extraordinary market conditions which existed during the second half-year of 2008 due to the financial crisis and that the Company assesses itself to be able to hold the assets to maturity, there being therefore no need for impairment of securities held for trading or securities available for sale. The securities previously held for trading are not longer hold with the intention to sell them during a foreseeable future. The outstanding assets with maturity not later than 2012, as of December 31, 2008 amounted to Skr 7.7 billion. The outstanding amount in previously included in the category available for sale assets but reclassified to loans and receivables were, as of December 31, 2008, Skr 13.0 billion with maturity not later than 2017.  See Note 6 for further information on effects of the reclassifications.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other liabilities.

In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except in connection with hedge accounting. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit and loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedges the risk in such asset or liability, is valued at fair value through profit and loss. Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classifies a credit default swap as a financial guarantee SEK always own the referenced debt and the potential loss is limited to the actual loss potentially incurred by SEK related to its holding of the referenced debt.

With regard to financial assets, the category “loans and receivables” constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Items in the category “loans and receivables” are measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives are used to hedge currency and/or interest rate exposures, fair value hedge accounting is applied. Certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized via other comprehensive income.  However, in the case in which one or more derivatives are used to hedge currency, interest rate and/or credit exposures, such assets of derivatives hedges are classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities that are issued by SEK and are not classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives is used to hedge currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified under “other financial liabilities” and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is recorded for the time period which corresponds to the duration of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations SEK finds it necessary to use the option provided by IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions, either fair-value hedge accounting or cash-flow hedge accounting may be applied.

Fair-value hedge accounting may be applied in the case of transactions in which a derivative is used to hedge a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also be used to hedge foreign exchange risk or credit risk. When applying fair-value hedge accounting, the amortized-cost value of the underlying hedged item is re-measured to reflect the change in fair value attributable to the exposure that has been hedged.

In some instances, cash-flow hedge accounting has been used in SEK’s accounting. When applying cash-flow hedge accounting, the hedged item is measured at amortized costs measured via profit or loss while fair value changes in the derivative are measured directly via other comprehensive income.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities that are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter involves valuing of the hedged item at its full fair value, while, when applying fair-value hedge accounting, the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative serves to hedge.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded via other comprehensive income, the accumulated changes are reported as a separate component of reserves within equity.

SEK from time to time reacquires its debt instruments. The book value of reacquired debt is deducted from the corresponding liability on the balance sheet. The difference between the amount paid and the book value when reacquiring SEK’s own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

The Company Group has both defined contribution and defined benefit pension liabilities. The most significant pension plan is BTP for employees in Sweden, which is secured through insurance with the insurance company SPP. This plan, for the most part defined as defined benefit, was previously reported as a defined contribution when SEK did not have access to sufficient information to recognize the benefit. From 2009 the information is available and the plan is presented at its fair value in accordance with IAS 19. In addition to this there are a number of individual benefit pension solutions based on length of service and compensation at or near retirement.

Equity in the consolidated group consists of the following items: share capital; reserves, retained earnings and net profit for the period. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

The acquisition of Venantius in December 2008 has been recognized using the purchase method of accounting.

Restatement related to 2008
SEK has restated its consolidated IFRS financial statements relating to the Consolidated Group and Parent Company for interim periods of 2008 in order to correct certain technical errors in the marking to market of derivative positions, assets and liabilities required to be reported at fair value.  For the period January 1 to March 31, 2008, operating profit (IFRS) has been restated from Skr 161.6 million (as reported in the interim report published May 5, 2008) to Skr 114.3 million. For the period January 1 to June 30, 2008, operating profit (IFRS) has been restated from Skr 466.3 million (as reported in the interim report published August 15, 2008) to Skr 413.3 million. For the period January 1 to September 30, 2008, operating profit (IFRS) has been restated from Skr 556.8 million (as reported in the interim report published October 31, 2008) to Skr 376.8 million. For the period January 1 to December 31, 2008, operating profit (IFRS) has been restated from Skr 167.7 million (as reported in the press release published February 20, 2009) to Skr 185.2 million (as reported in the annual report published April 30, 2009). See also Note 1 in the Annual Report for 2008.

Note 2 Net results of financial transactions (Consolidated Group)

	Oct-Dec	July-Sep,	Restated Oct- Dec,	Jan-Dec,	Jan-Dec,
(Skr mn)	2009	2009	2008 (1)	2009	2008
Net result of financial transactions was related to:
Realized and unrealized results related to held-for-trading securities (2)	—	—	-1.7	—	-35.9
Currency exchange effects	0.8	8.2	138.1	31.5	140.4
Total net result of financial transactions before results of repurchased debt, etc., and certain fair value changes	0.8	8.2	136.4	31.5	104.5

Realized net gains on repurchased debt, etc.	26.7	56.1	29.7	302.3	87.3
Total net result of financial transactions after results of repurchased debt, etc., but before certain fair value changes	27.5	64.3	166.1	333.8	191.8

Changes in fair value related to financial assets, financial liabilities and related derivatives except securities in trading portfolio	356.7	-25.2	-561.5	769.3	-648.7
Total net result of financial transactions	384.2	39.1	-395.4	1103.1	-456.9

(1) See Note 1.

(2) Held-for-trading securities earlier accounted for at fair value were reclassified to the category loans and receivables in 2008.

Note 3 Impairment, recovery and past-due receivables (Consolidated Group)

	Oct-Dec,	July-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
(Skr mn)	2009	2009	2008	2009	2008
Recovered credit losses	35.5	0.1	0.2	36.7	4.7
Total recovery	35.5	0.1	0.2	36.7	4.7

Write-down of impaired financial assets (1), (2), (3)	-85.9	-65.5	-266.8	-436.0	-561.8
Reversal of previous write-downs (4)	399.7	16.6	5.4	531.0	5.4
Loan losses (4)	-338.8	-7.6	-0.6	-378.0	-0.6
Net impairment of financial assets	-25.0	-56.5	-262.0	-283.0	-557.0

Balance brought forward	-1,249.2	-1,200.3	-295.0	-1,028.5	—
Carrying value at acquisition (5)	—	—	-472.1	—	-472.1
Impaired financial assets sold at book value (6)	334.3	7.6	0.6	371.6	0.6
Net impairment of financial assets	-25.0	-56.5	-262.0	-283.0	-557.0
Balance carried forward	-939.9	-1,249.2	-1,028.5	-939.9	-1,028.5

(1) Impairment of Skr 70.0 million was recorded in 2009, in regards to an exposure to Glitnir Bank, increasing the total of such impairment to Skr 459.0 million (12/ 31/2008: Skr 389.0 million). The asset has a book value before write-down of Skr 514.0 million (12/31/2008: Skr 518.6 million).

(2) An impairment of Skr 217.9 million in 2009 (12M08: Skr 135.0 million), in respect of two CDOs, increasing the total of such impairment to Skr 352.9 million (12/ 31/2008: Skr 135.0 million). The assets had a book value before impairment of Skr 683.5 million as of December 31, 2009 (12/ 31/2008: Skr 750.8 million). SEK has investments in two CDOs (first-priority-tranches) with end-exposure to the U.S. sub-prime market. The rating of the CDOs was downgraded severely during 2008 and 2009. Based on information presently known, SEK has assessed that the assets would not generate sufficient cash flow to cover the Company’s claim.

(3) A provision for bad debts was recorded as of December 31,2009 for a total of Skr 85.0 million (Y-e 2008: Skr 0.0 million).The provision for bad debts is not linked to a specific counterparty but relates to deterioration in credit quality related to credits not included in the individual reserves.

(4) Mainly related to Venantius.

(5) Carrying value at the acquisition of Venantius.

(6) Impaired financial assets in Venantius sold at book value.

Past-due receivables

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 90 days past due as past-due credits.

	December 31, 2009	December 31, 2008
(Skr mn)	Consolidated	Consolidated
Past-due and doubtful credits at year-end:	Group	Group
Past-due credits (1):
Aggregate amount of principal and interest more than 90 days past-due	0.0	0.2

Principal amount less than 90 days past-due on such credits	0.0	4.0

Principle amount not past-due on such amount	0.0	0.0

(1) Credits past due have been impaired in accordance with the amount expected to be settled.

Of the aggregate amount of principal and interest past-due Skr 0.0 million (Y-e 2008: Skr 0.1 million) was due for payment more than three but less than six months ago, and Skr 0.0 million (Y-e 2008: Skr 0.0 million) was due for payment more than six but less than nine months ago.

Note 4 Taxes (Consolidated Group)

The reported amount of taxes represents actual tax and deferred tax. Deferred tax concerns the difference between reported values and fiscal values including costs for tax related to untaxed reserves.

Note 5 Credits and liquidity (Consolidated Group)

SEK considers credits in the form of interest-bearing securities as a part of SEK’s total credits. However, deposits with banks and states, cash and repos are not treated as a part of total credits, although they are recorded in the items “credits to credit institutions” and “credits to the public”. Thus, SEK’s total credits and liquidity are calculated as follows:

(Skr mn)	December 31, 2009	December 31, 2008
Credits:
Credits in the form of interest-bearing securities	87,499.1	63,609.3
Credits to credit institutions	41,179.7	48,399.6
Credits to the public	75,890.1	70,440.2
Less:
Deposits, nostro and repos	-18,736.5	-23,771.1
Total credits	185,832.4	158,678.0

Liquidity:
Treasuries/government bonds	11,717.4	1,494.7
Other interest-bearing securities except credits	123,378.6	136,551.4
Deposits, nostro and repos	18,736.5	23,771.1
Total liquidity	153,832.5	161,817.2

Total inerest-bearing assets	339,664.9	320,495.2

Note 6 Classification of financial assets and liabilities (Consolidated Group)

Financial assets by accounting category:

	December 31, 2009
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (1)	Derivatives used for economic hedges (4)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale (2)	Loans and receivables (3)
Treasuries/government bonds	11,717.4						11,717.4
Other interest-bearing securities except credits	123,378.6			7,399.3		3,211.9	112,767.4
Credits in the form of interest-bearing securities	87,499.1			2,637.4			84,861.7
Credits to credit institutions	41,179.7						41,179.7
Credits to the public	75,890.1						75,890.1
Shares and participation	2,710.1					2,710.1
Derivatives	22,654.1		15,379.1		7,275.0
Total financial assets	365,029.1	0.0	15,379.1	10,036.7	7,275.0	5,922.0	326,416.3

(1) Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category “loans- and receivables”. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding a negative earnings effect of Skr 142.0 million for the period January 1 to December 31, 2009.The weighted average effective rate for these assets amounts to 3.9 percent.

(Skr mn)	December 31, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	4,852.1	4,884.5	4,879.4	7,612.3	7,465.2

(2) Reclassification has been made of assets earlier accounted as available-for-sale to the category “loans and receivables”. This reclassification occurred as of October 1, 2008. The reclassification effected value changes reported in other comprehensive income by avoiding a positive effect of Skr 360.2 million for the period January 1 to December 31, 2009. The weighted average effective rate for these assets amounted to 5.3 percent. During 2009  more assets in the category available-for-sale have been acquired.

(Skr mn)	December 31, 2009			December 31, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	6,216.3	6,257.9	6,214.2	8,339.8	8,004.5
Credits in the form of interest-bearing securities	4,089.4	4,167.3	4,168.4	4,852.4	4,784.9
Total	10,305.7	10,425.2	10,382.6	13,192.2	12,789.4

(3) Of loans and receivables approximately, 11 percent are subject to fair-value hedge accounting and 4 percent are subject to cash-flow hedge accounting.

(4) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	December 31, 2009
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (6)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (5)
Borrowing from credit institutions	4,049.9					4,049.9
Borrowing from the public	0.0					0.0
Senior securities issued	320,745.3			140,756.2		179,989.1
Derivatives	22,567.3		19,984.1		2,583.2
Subordinated securities issued	3,142.8					3,142.8
Total financial liabilities	350,505.3	0.0	19,984.1	140,756.2	2,583.2	187,181.8

(5) Of other financial liabilities approximately 80 percent are subject to fair-value hedge accounting.

(6) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial assets by accounting category:

	December 31, 2008
		Financial assets at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio (7)	Derivatives used for economic hedges (10)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale (8)	Loans and receivables (9)
Treasuries/government bonds	1,494.7						1,494.7
Other interest-bearing securities except credits	136,551.4			7,757.8			128,793.6
Credits in the form of interest-bearing securities	63,609.3			3,432.1			60,177.2
Credits to credit institutions	48,399.6						48,399.6
Credits to the public	70,440.2						70,440.2
Derivatives	38,929.1		27,705.7		11,223.4
Total financial assets	359,424.3	0.0	27,705.7	11,190.0	11,223.4	0.0	309,305.2

(7) Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category “loans- and receivables”. This reclassification occurred as of October 1, 2008 with retroactive effect from July 1, 2008. The reclassification has affected the result by avoiding a negative earnings effect of Skr 27.8 million. The value changes in held-for-trading securities have affected the result negatively with Skr 36.2 million for the period January 1 to June 30, 2008. The weighted average effective rate for these assets amounted to 3.9 percent.

(Skr mn)	December 31, 2008			July 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,501.3	7,486.5	7,342.1	7,351.9	7,351.9

(8) Reclassification has been made of assets earlier accounted for as available-for-sale to the category “loans- and receivables”. This reclassification occurred as of October 1, 2008. The reclassification effected value changes reported in other comprehensive income by avoiding negative effects to equity of Skr 321.1 million during 2008. For the period January 1 to September 30, 2008, other comprehensive income has been negatively affected by changes in fair value in these assets amounting to Skr 84.2 million. The weighted average effective rate for these assets amounted to 5.3 percent.

(Skr mn)	December 31, 2008			October 1, 2008
Reclassified financial assets:	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,238.3	7,873.3	7,231.5	7,231.5
Credits in the form of interest-bearing securities	4,756.9	4,755.1	4,539.2	4,116.2	4,116.2
Total	12,989.8	12,993.4	12,412.5	11,347.7	11,347.7

(9) Of loans and receivables approximately 11 percent are subject to fair-value hedge accounting and 1.5 percent is subject to cash-flow hedge accounting.

(10) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

Financial liabilities by accounting category:

	December 31, 2008
		Financial liabilities at fair value through profit or loss
		Held for trading
(Skr mn)	Total	Trading portfolio	Derivatives used for economic hedges (12)	Desig. upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (11)
Borrowing from credit institutions	3,310.0					3,310.0
Borrowing from the public	185.7					185.7
Senior securities issued	305,971.8			156,221.9		149,749.9
Derivatives	39,414.6		35,152.4		4,262.2
Subordinated securities issued	3,323.5					3,323.5
Total financial liabilities	352,205.6	0.0	35,152.4	156,221.9	4,262.2	156,569.1

(11) Of other financial liabilities, approximately 71 percent are subject to fair-value hedge accounting.

(12) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

The change in fair value for the period January 1 to December 31, 2009,  was  attributable to changes  in credit risk related to liabilities has affected operating profit positively by Skr 96.1 million (12M08: Skr 0.0 million) while the change in fair value related to derivatives has affected operating profit negatively by Skr -20.0 million (12M08: Skr  0.0 million).

During the twelve-month period repayments of long-term debt, including foreign exchange effects, have been made in the amount of approximately Skr 182.3 billion (12M08: Skr 32.7 billion), and SEK’s own debt has been repurchased in the amount of  approximately Skr 10.3 billion (12M08: Skr 5.1 billion).

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. In June 2009 SEK received a claim from SFAB challenging an agreement related to the transfer of ownership in shares of

Swedbank AB, which claim has been rejected by SEK. As of 26 October, 2009 SEK received an additional claim from SFAB relating to SEK’s entire stock of Swedbank shares (38,280,000 shares), including market valuation effects. The acquisition cost of the entire stock is approximately Skr 1 billion. November 11, 2009 SFAB announced that it has initiated arbitration proceedings. SEK still consider that SFAB demands are unfounded and no provisions have been made.As of July 1, 2008, and October 1, 2008, SEK has reclassified assets to the category loans and receivables from the categories trading portfolio and assets available for sale.  The reason for the reclassification was that those assets have been illiquid due to the extraordinary market conditions which existed during the second half-year of 2008 due to the financial crisis and that the Company assesses itself to be able to hold the assets to maturity, there being therefore no need for impairment of securities held for trading or securities available for sale. The securities previously held for trading are not longer hold with the intention to sell them during a foreseeable future. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of reclassification the expected cash flows of the reclassified assets amounted to contractual amounts, which include interest and nominal amount.

Note 7 Derivatives (Consolidated Group)

	December 31, 2009			December 31, 2008
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
(Skr mn)	Fair value	Fair value	amounts (1)	Fair value	Fair value	amounts (1)
Derivative instruments by categories:
Currency related contracts	5,384.9	4,724.1	198,778.8	15,637.5	11,546.2	240,034.0
Interest rate related contracts	12,621.0	8,468.9	256,756.6	19,876.3	9,517.5	202,077.1
Equity related contracts	3,681.8	7,467.5	58,747.1	2,464.0	16,568.1	68,435.4
Contracts related to commodities, credit risk, etc.	966.4	1,906.8	19,425.7	951.3	1,782.8	16,023.1
Total derivatives	22,654.1	22,567.3	533,708.2	38,929.1	39,414.6	526,569.6

(1) To better reflect SEK’s volume of derivatives, SEK has improved method of determiningthe nominal amounts of outstanding derivatives. The new system of calculation has been applied to the comparative year figures. As a result of  the  adjustment, the nominal amount at December 31, 2008 changed from Skr 618,434.5 million to Skr 526,569.6 million. This adjustment is of technical nature with no impact on profit or loss or equity and is therfore not needed to be disclosed elsewhere in this report.

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange- related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available valuation models are used. SEK use models to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments in financial markets have to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for these liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Counterparty Risk Exposures” in the section “Capital adequacy and counterparty risk exposures” for information regarding amounts of risk exposures related to derivatives, etc. (See page 14.)

Note 8 S-system (Consolidated Group)

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the Annual Report for 2008. The remuneration from the S-system to SEK in accordance with the agreement, amounting to Skr 27.3 million for the year (12M08: Skr 22.4 million), is shown as a part of operating income in the income statements for SEK. The assets and liabilities of the S-system are included in SEK’s balance sheets.

CIRR credits represent one of the two credit varieties in the S-system. The result in the S-system for 2009 amounted to Skr -43.2 million (12M08: Skr 68.9 million), of which the result for the CIRR-credits is Skr -5.5 million (12M08: Skr 105.4 million).

Income statements for the S-system

	Jan - Dec,	Jan - Dec,
(Skr mn)	2009	2008
Interest revenues	493.6	500.5
Interest expenses	-507.2	-409.5
Net interest revenues	-13.6	91.0
Remuneration to SEK	-27.3	-22.4
Foreign exchange effects	-2.3	0.3
Reimbursement from (to) the State	43.2	-68.9
Net result	0.0	0.0

Balance sheets for the S-system

(included in SEK’s balance sheets)

(Skr mn)	December 31, 2009	December 31, 2008
Credits	14,356.2	10,105.7
Derivatives	232.5	18.2
Other assets	581.3	248.1
Total assets	15,170.0	10,372.0

Liabilities	14,627.9	9,081.5
Derivatives	542.1	1,290.5
Equity	—	—
Total liabilities and equity	15,170.0	10,372.0

Note 9 Segment Reporting (Consolidated Group)

SEK has implemented IFRS 8, “Segment reporting” from January 1, 2009. In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than three percent of the Group’s total revenues in 2009, their operating profits amounted to less than three percent of the Consolidated Group’s total operating profit in 2009 and their total assets amounted to less than two percent of the Consolidated Group’s total at December 31, 2009. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”. The company’s management follows mainly the income measure adjusted operating profit at its follow-up. Adjusted operating profit is the operating profit excluding some market valuation effects according to IFRS.

	Jan - Dec, 2009
		External		External	Internal	Sum of
Income	Interest	commissions-	Net interest	commissions-	commissions-	comissions-
(Skr mn)	revenues	earned	revenues	earned	earned	earned
Granting of credits	13,303.7	-11,319.7	1,984.0	-45.5	0.0	-45.5
Other segments (1)	2.7	-0.1	2.6	71.7	2.5	74.2
Elimination (3)	—	7.7	7.7	—	-2.5	-2.5
Total	13,306.4	-11,312.1	1,994.3	26.2	0.0	26.2

	Jan - Dec, 2008
		External		External	Internal	Sum of
Income	Interest	commissions-	Net interest	commissions-	commissions-	comissions-
(Skr mn)	revenues	earned	revenues	earned	earned	earned
Granting of credits	12,963.2	-11,420.8	1,542.4	1.5	0.0	1.5
Other segments (1)	0.9	0.0	0.9	33.2	0.0	33.2
Elimination (3)	—	0.0	0.0	—	0.0	0.0
Total	12,964.1	-11,420.8	1,543.3	34.7	0.0	34.7

	Jan - Dec,	Jan - Dec,
	2009	2008
Operating profit	Operating-	Operating-
(Skr mn)	profit	profit
Granting of credits	1,564.8	831.9
Other segments	34.6	2.0
Adjusted operating- profit (core earnings) (2)	1,599.3	833.9
Change in value according to IFRS	769.3	-648.7
Operating profit	2,368.6	185.2

Assets (4)	Dec 31, 2009	Dec 31, 2008
(Skr mn)	Assets	Assets
Granting of credits	370,076.8	369,985.5
Other segments (1)	1,511.2	28.7
Elimination	—	—
Total	371,588.0	370,014.2

(1) Other segments consist of the segments advisory services and capital market products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4)  Including unrealized fair-value changes according to IAS 39.

Note 10 Contingent liabilities, contingent assets and commitments (Consolidated Group)

Commitments are informed in connection with the balance sheet.  There are no contingent liabilities outstanding. Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of the total amount of committed undisbursed credits Skr 46,331.1 million (Y-e 2008: Skr 21,431.0  million), committed undisbursed credits under the S-system represented Skr 26,386.2 million (Y-e 2008: Skr 11,459.4 million). Such commitments sometimes include a fixed- rate option, the cost of which is reimbursed by the state in accordance with an agreement with the state. See Note 8.

Following Lehman Brothers Holdings Inc.’s request for bankruptcy protection on September 15, 2008 SEK replaced most of the outstanding derivative contracts the company had entered into with three different Lehman Brothers entities. According to the terms of the relevant ISDA agreements with Lehman Brothers entities, SEK also prepared calculation statements in relation to all of the replaced derivative contracts. The calculation statements were delivered to the respective counterparties in the beginning of October 2008. SEK has assessed that due to offsetting, the company will not suffer any material costs relating to bankruptcy of Lehman Brothers. SEK has during 2009 received a claim from one Lehman Brother entity, which has been rejected by SEK. The disposition of this claim is pending. The majority of the contracts SEK had with different Lehman Brothers entities served to hedge SEK’s market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK’s internal policies to be held without credit default swap coverage. As a result SEK has not replaced these credit default swaps. Therefore mentioned calculation statements, which have now been superseded by claims filed in bankruptcy courts, include the calculated costs related to replacement of these financial guarantees which have been accounted for as contingent assets. SEK’s claims against Lehman Brothers entities associated with these financial guarantees are approximately Skr 1.5 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process an assessment has been made that the “virtual certainty of collection” threshold has not yet been met with regard to the claims. SEK will continue to assess this situation and await the outcome of the Lehman Brothers bankruptcy proceedings.  If its assessment with regard to its claims against Lehman Brothers were to charge, the amount, if any, meeting the virtual certainty of collection threshold would be recorded as assets.

As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes.

On June 16, 2009 SEK received a claim from SFAB challenging an agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. No provisions have therefore been made. SEK has been involved in the issue of new shares in Swedbank AB. Settlement for the shares for Skr 497.6 million has been paid the October 6, 2009. SEK`s holding in Swedbank AB amounts to 3.3 percent and the number of shares is 38,280,000 after participation in the share issue. As of October 26, 2009, SEK received an additional claim from SFAB relating to SEK’s entire stock of Swedbank shares (38,280,000 shares), including market valuation effects. The acquisition cost of the entire stock is approximately Skr 1 billion. The additional claim does not affect SEK’s previous conclusion that the claim is unfounded and therefore has been rejected.

November 11, 2009 SFAB announced that it has initiated arbitration proceedings. SEK still consider that SFAB demands are unfounded and no provisions have been made.

Note 11 Capital adequacy (Consolidated Group)

New capital adequacy rules — Basel II

In 2007 new international capital adequacy regulations, Basel II, were implemented in Sweden. The regulations are based on the so-called Basel Framework, which has been implemented throughout the entire EU. Under Basel II capital requirements relates, to a higher degree than previously, to risks. The Swedish legislature has determined not to immediately allow the full effect of the new regulations in those cases in which they would result in a lower capital requirement than the capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel calculations of its capital requirement based on the old, less risk-sensitive, rules. In case the capital requirement calculated under the old rules discounted to 80 percent in 2009, exceeded the capital requirement based on the new rules, the capital requirement based on the old rules constituted the minimum capital requirement during the transitional period. As a consequence of the validation, the Probability of Default scale (as described below) was updated during the third quarter of 2009.

Capital requirement and capital base

SEK believes that it has a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculate according to Basel II, Pillar 1, as of December 31, 2009 was 19.8 percent (21.4 percent as of December 31, 2008) before taking into account the transitional rules. After taking into account the transitional rules, the capital adequacy ratio of SEK as a consolidated financial entity as of September 30, 2009 was 18.8 percent (15.5 percent as of December 31, 2008), while the Tier-1-ratio was 17.9 percent (14.8 percent as of December 31, 2008).

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflect a technically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss the surplus is added to the capital base. For SEK, as of December 31, 2009, the impairments exceeded the expected loss by Skr 181.3 million. The entire amount was added to SEK’s supplementary capital.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. In particular SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. For exposures in Venantius AB SEK has been granted an exemption from the IRB-approach from the Swedish Financial Supervisory Authority.

Operational risks

The regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the prior three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues

(9) Capital adequacy ratio,. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (Law 2006:1372) on implementation of the law on capital adequacy and large exposures (Law 2006:1371).

Note 12  Events after the balance sheet date (Consolidated Group)

No events that need to be reported have occurred after the balance-sheet date.

This Year-End Report has not been subject to review by the auditors of the Company.

The President confirms that the Year-End Report provides a fair overview of the parent company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risk and uncertainties facing the parent Company and other companies in the Consolidated Group.

Stockholm, February 5, 2010

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

Supplemental information

(1) Operating profit (IFRS),  profit including fair-value changes according to IFRS but excluding tax.

(2)  Return on equity, operating profit, before and after taxes, adjusted for 13/365-pieces of new equity amounting to Skr 5,440 million received as a capital injection on December 18, 2008, expressed as a percentage of the opening balance of equity. The standard tax rate is 26.3 percent for 2009 and 28 percent for previous years. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for cash-flow hedge accounting are excluded from the opening equity balance.

(3) Adjusted operating profit (Core Earnings), profit excluding unrealized fair-value changes according to IFRS and excluding tax. Fair value changes according to IFRS consist of fair-value changes to financial assets except held-for-trading securities, financial liabilities, and to derivatives related to these assets (see Note 2).

(4) Total customer financial transactions include new credits accepted and syndicated customer transactions. Offers accepted refer to all credits accepted, regardless of maturities.

(5) Amounts of credits include all credits, i.e. credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. SEK considers that these amounts reflect SEK’s actual real credit/lending volumes. Comments on lending volumes in this report therefore concern amounts based on this definition. See also Note 5 regarding credits outstanding.

(6) New borrowing with maturities exceeding one year.

(7) Translated on December 31, 2009, at an exchange rate of Skr 7.2125 per USD. New borrowings are translated at current exchange rates.

(8) Capital adequacy ratio,  capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with the inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion is not regulatory approved) expressed as a percentage of risk-weighted claims.

(9) Capital adequacy ratio,. capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (Law 2006:1372) on implementation of the law on capital adequacy and large exposures (Law 2006:1371).

Dividend	Annual General Meeting	Annual report
The Board of Directors has	The Annual General Meeting	The Company’s Annual Report will
resolved to propose the Annual	will be held on April 29, 2010	be available at SEK’s web-site
General Meeting that dividend		www.sek.se in March 2010
will be made with Skr 518 million.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 29, 2010	Interim Report for the Period January 1 – March 31, 2010

August 13, 2010	Interim Report for the Period January 1 – June 30, 2010

October 29, 2010	Interim Report for the Period January 1- September 30, 2010